SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 6-K



                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934




                          For the month of August, 2000
                                           ------------


                               TRINITY BIOTECH PLC
                               -------------------
                 (Translation of registrant's name into English)



                               IDA BUSINESS PARK,

                                      BRAY,

                              CO. WICKLOW, IRELAND

                    (Address of Principal Executive Offices)

                     Management's Discussion and Analysis of
                       Financial Condition and Results of
                                   Operations


General

Trinity Biotech plc ("Trinity" or the "Company") develops, manufactures and markets diagnostic test kits used for the clinical laboratory, point-of-care ("POC"), and self-testing ("OTC") segments of the diagnostic market. The Company's rapid tests provide fast and accurate results designed for home (OTC) and doctor's office (POC) use. In addition, the Company manufactures and markets a range of diagnostic test kits used in clinical laboratories to detect infectious diseases and autoimmune disorders. The Company markets over 90 different diagnostic tests in 65 countries.

Trinity was incorporated in Ireland in January 1992. The Company was organised to acquire, develop and market technologies for rapid in vitro blood and saliva diagnostics for HIV and other infectious diseases. In October 1992, Trinity completed an initial public offering in the United States in which it raised net proceeds of more than US$4.9 million. In October 1993, Trinity took a controlling interest in Disease Detection International Inc ("DDI") and in October 1994 merged, Trinity's wholly owned subsidiary into DDI so that DDI became a wholly owned subsidiary of Trinity. DDI was the surviving entity in the merger and was subsequently renamed Trinity Biotech Inc ("TBI"). In December 1994, Trinity acquired the remaining 50% of FHC Corporation ("FHC"), which its subsidiary TBI did not own. In 1995, Trinity raised net proceeds of $7 million because of a private placement of the Company's shares. In February 1997, Trinity acquired all the outstanding share capital of Clark Laboratories Inc., ("Clark"), based in Jamestown, New York. In June 1997, Trinity acquired Centocor UK Holdings Limited ("Centocor"), a company based in Guildford in the U.K. Centocor was a 100% subsidiary of Centocor, Inc., a U.S. biotechnology company. In July 1998, Trinity purchased the Microzyme product line for hormones and drugs of abuse tests from Diatech Inc, a Boston based diagnostics company. In September 1998, Trinity purchased the Macra Lp(a) laboratory test for monitoring Lipoprotein (Lp(a)) from Strategic Diagnostics Inc, Newark, Delaware based diagnostics company. In addition, in September 1998, Trinity purchased the infectious disease diagnostics business of Cambridge Diagnostics Ireland Ltd. ("Cambridge"), a Subsidiary of Selfcare, Inc. of Waltham, Massachusetts. Also, in September 1998, Trinity acquired the Syva Microtrak business ("Microtrak") from Dade Behring Inc. of Chicago, Illinois. Also, in September 1998, Trinity disposed of its interest in its pregnancy sales contract with Warner Lambert to Applied Biotech Inc., a subsidiary of Sybron International Corporation. In February, 2000 Trinity acquired all the outstanding share capital of MarDx Diagnostics Inc. ("MarDx"), based in Carlsbad, California. The group financial statements include the attributable results of TBI and of its subsidiary FHC, the results of Clark, Trinity Biotech UK Ltd. (formerly Centocor UK Ltd.) and the results for the Microzyme, Macra Lp(a), Cambridge and Microtrak product lines for the three months ended March 31, 2000. They also include the results from MarDx, acquired in February 2000 for the month ended March 31, 2000.

The following discussion should be read in conjunction with the unaudited condensed interim Financial Statements and notes thereto. The financial statements have been prepared in accordance with Irish generally accepted accounting principals, which conform in all material respects to US GAAP except as indicated in the notes to the condensed Financial Statements.

Results of Operations

Nine Months Ended March 31, 2000 Compared to Nine Months Ended March 31, 1999
-----------------------------------------------------------------------------

Trinity's consolidated revenues for the nine month period ended March 31, 2000 were $6,850,000, an increase of $500,000 compared to consolidated revenues of $6,350,000 for the nine months ended March 31, 1999. This increase reflects additional sales of the Company's rapid and laboratory based diagnostic test kits plus the inclusion of the revenues of MarDx for the month of March. Management expects that revenues of all Trinity's product lines will continue to increase due to further regulatory approvals, increased sales from our existing distribution network and expansion of the distribution network. In addition, the recent acquisition of MarDx will add further to the Company's overall revenues.

Trinity also had interest and other income of $32,000 for the three month period ended March 31, 2000 compared to $17,000 the same period the year before.

The gross margin from product sales for the three month period ended March 31, 2000 was 49% compared to 39% for the three month period ended arch 31, 1999. This increase is due to the increase in sales of the Company's higher margin tests and efficiencies gained in production as a result of the higher output in the quarter.

Administrative expenses for the three month period ended March 31, 2000 amounted to $862,000 compared to $726,000 for the three month period ended March 31, 1999. The reason for the increase is an increased spending on the Company's marketing budget along with the addition of additional administration personnel. Research and development expenditure increased to $728,000 from $519,000 during the period. The increase is due partly from increased resources invested in research and also to the fact that the Company had additional expenses relating to an FDA submission for its UniGold HIV test.

The net profit for the three month period ended March 31, 2000 was $1,401,000 compared to a net profit of $902,000 for the same period last year. In addition, management expects that anticipated increases in revenues, control of overheads and additional contribution from the four recently acquired product lines, will result in further improvements for 2000. However, there can be no assurance that Trinity can increase the level of sales or reduce the level of overheads necessary to sustain profitability.

Liquidity and Capital Resources

As of March 31, 2000, Trinity's consolidated cash and cash equivalents were $4,183,000. This compares to cash and cash equivalents of $3,064,000 at December 31, 1999. This increase has been caused primarily from operations and the issue of Ordinary Shares of $1,473,000 and $3,534,000, respectively, offset by the repayment of $1,481,000 of the Company's bank borrowings, the payment of $667,000 of deferred consideration and the investment in MarDx of $1,481,000. The combination of these factors has resulted in net cash inflows of $1,119,000 during the three month period.

The Company does not anticipate capital expenditures in excess of $1,000,000 over the next twelve months. Much of this expenditure will relate to additional expansion of the Company's manufacturing facilities and the purchase of new equipment required to automate the production of the Company';s rapid and laboratory based tests.

In order to fund future expansion, Trinity may require additional financing and expects to rely on cash generated from operations, the exercise of warrants and stock options and the issuance of stock in either private or public offerings.

There can be no assurance that financing from the preceding sources will be available at attractive terms or at all. The Company believes success in raising additional capital or obtaining profitability will be dependent on the viability of its products and their success in the marketplace.

Impact of Inflation

Although Trinity's operations are influenced by general economic trends, Trinity does not believe that inflation has a material effect on its operations for the periods presented.

Impact of Currency Fluctuation

Trinity's revenue and expenses are affected by fluctuations in currency exchange rates especially the exchange rate between the US Dollar and the Irish Pound. Trinity's revenues are primarily denominated in US Dollars, its expenses are incurred principally in Irish Pounds and US Dollars. The revenues and costs incurred by US subsidiaries are denominated in US Dollars.

                               Trinity Biotech plc

          Unaudited Consolidated Balance Sheet as at:

                                                         March 31, 2000          December 31, 1999
                                                               US$                     US$

                                                   Restated  See Note 6      Restated - See Note 6

                                                            (Unaudited)
ASSETS
Cash and cash equivalents                                    4,183,124                   3,064,443
Accounts receivable and prepayments                          7,715,245                   7,212,419
Inventories                                                 10,201,899                   9,510,542
                                                            ----------                   ---------

Total Current Assets                                        22,100,268                  19,787,404

Property, plant & equipment, net                             4,677,377                   4,695,668
Intangible assets, net                                      24,486,754                  20,559,223
                                                            ----------                  ----------

TOTAL ASSETS                                                51,264,399                  45,042,295
                                                            ==========                  ==========




LIABILITIES & SHAREHOLDERS' EQUITY

Accounts payable & accrued expenses                         13,282,348                  14,234,246

Long term liabilities                                        8,660,884                   8,086,232

SHAREHOLDERS' EQUITY
Called up share capital
    Class 'A' ordinary shares                                  497,177                     447,974
    Class 'B' ordinary shares                                   12,255                      12,255
Share premium account                                       52,991,873                  47,863,861
Currency adjustment                                         (4,637,188)                 (4,637,484)
Retained deficit                                           (19,302,956)                (20,732,540)
Minority Interest                                             (239,994)                   (239,249)
                                                           -----------                 -----------

Total Shareholders' Equity                                  29,321,167                  22,721,817
                                                            ----------                  ----------

Total Liabilities and Shareholders' Equity                  51,264,399                  45,042,295
                                                            ==========                  ==========


Note: The balance sheet at December 31, 1998 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

See notes to condensed consolidated financial statements.

                               Trinity Biotech plc
                 Unaudited Consolidated Statement of Operations

                                                            Three months ended March 31
                                                              2000                1999
                                                               US$                 US$
                                                            (Unaudited)        (Unaudited)

Revenues                                                     6,849,899           6,350,329
                                                             ---------           ---------
Costs and Expenses
Cost of goods sold                                          (3,526,114)         (3,844,922)
Selling, general and administrative                           (862,442            (726,490)
Research and development                                      (727,688)           (518,690)
Goodwill amortisation                                         (225,000)           (200,200)
                                                              --------            --------
Operating profit                                             1,508,655           1,060,027


Interest and other income                                       32,496              17,160
Interest expense                                              (139,752)           (175,070)
                                                              --------            --------

Net profit per ordinary share                                1,401,399             920,117

Net profit per ordinary share                                        0.045               0.0322

Weighted average number of ordinary shares
outstanding                                                 31,302,057          27,987,106

STATEMENT OF RECOGNISED GAINS
AND LOSSES

Net Profit                                                   1,401,399             902,117

Currency adjustment                                                296            (110,296)
                                                             ---------            --------
Comprehensive income for the period                          1,401,695             791,821
                                                             ---------             -------



                               Trinity Biotech plc
                 Unaudited Consolidated Statement of Cash Flows

                                                            Nine months ended March 31
                                                               2000               1999
                                                                US$                US$
                                                            (Unaudited)         (Unaudited)

Net cash flow from operating activities                      1,473,251            348,148

Investing activities
  Interest receivable                                           28,355             15,215

  Payment of deferred consideration                           (666,811)          (760,835)

  Purchase of subsidiary undertaking                        (1,480,980)                 -

  Purchase of fixed assets                                     (50,012)          (210,294)
  Purchase of intangible assets                                      -            (12,637)
                                                            ----------           --------
                                                            (2,169,448)          (968,551)
                                                            ----------           --------
Financing activities
  Interest payable                                           (221,3220)          (161,217)
  Issue of ordinary shares                                   3,533,647              7,756
  Capital element of loan repayments                        (1,497,354)          (625,891)
  Loans received                                                     -          1,062,215
                                                             ---------          ---------
                                                             1,814,971            282,863
                                                             ---------            -------

Increase (decrease) in cash and cash equivalents             1,118,774           (337,540)

Balance at beginning of period                               3,064,443          1,301,658
                                                             ---------          ---------
Balance at end of period                                     4,183,217            964,118
                                                             ---------            -------



                               TRINITY BIOTECH PLC
        NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1.   BASIS OF PREPARATION AND ACCOUNTING POLICIES

     The unaudited results for the three months to March 31, 1999 and March 31, 2000 been prepared in accordance with Irish generally accepted accounting principals. The accounting policies and the basis of preparation of these unaudited results is consistent with those used in the Group's Annual Financial Statements.

     The information included in the interim consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The results for the three months to March 31, 2000 are not necessarily indicative of the results for the full fiscal year.

2.   ANALYSIS OF REVENUE AND OPERATING INCOME

a)   The distribution of revenue by geographical area was as follows:


                                                      Three months ended
                                                   March 31         March 31
                                                       2000             1999
                                                        US$              US$
       U.S.A.                                     4,251,955        3,914,154
       Central and South America                    140,293          121,741
       Asia                                         327,232          241,856
       Europe                                     1,310,074        1,270,211
       Africa                                       801,203          781,487
       Ireland                                       19,142           20,880
                                                  ---------        ---------
                                                  6,849,899        6,350,329
                                                  ---------        ---------

b)   The distribution of operating income by geographical area was as follows:

                                                     Three months ended
                                                   March 31         March 31
                                                     2000              1999
                                                        US$              US$
       Ireland                                      704,855          499,609
       United States                                803,800          560,418
                                                    -------          -------
       Total operating income                     1,508,655        1,060,027
                                                    -------          -------

3.   INVENTORIES Three months ended March 31 March 31 2000 1999 US$ US$

       Raw materials                              4,024,148        3,845,665
       Work in progress                           4,304,116        4,119,856
       Finished goods                             1,873,635        1,545,021
                                                    -------          -------
                                                 10,201,899        9,510,541
                                                    -------          -------

     The replacement cost of inventory is not materially different from that stated.

4.   ACQUISITION OF MARDX DIAGNOSTICS INC.

     On February 29, 2000 Trinity finalised the acquisition of MarDx Diagnostics Inc. ("MarDx") of Carlsbad, California.

     The purchase consideration for the acquisition was US $4,000,000, US $1,800,000 was paid in cash, US $1,500,000 was paid by the issue of Class 'A' Ordinary Shares of Trinity and the remaining US $700,000 was paid in the form of a loan note to be paid in August 2000.

     The fair value of the assets acquired by Trinity was US $183,507 resulting in goodwill of US $3,866,493. MarDx is a manufacturing and distribution company and as such has no in process research and development.

                               TRINITY BIOTECH PLC
  NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.   DIFFERENCES BETWEEN IRISH AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the Republic of Ireland ("Irish GAAP"), which differ in certain significant respects from accounting principles generally accepted in the United States ("US GAAP"). These differences relate principally to the following items and the necessary adjustments are shown in the table set out below;

(1)  Goodwill:
     In prior years Irish GAAP goodwill would be either written off immediately on completion of the acquisition against shareholders' equity, or capitalised in the balance sheet and amortised through the income statement on a systematic basis over its useful economic life. From 1998, goodwill must be capitalised and amortised over the period of its expected useful life; however, historic goodwill continues to remain an offset against shareholders' equity. Under US GAAP, accounting for goodwill as an offset against shareholders' equity is not permitted. Rather, goodwill must be amortised over the period of its expected useful life, subject to a maximum write off period of 40 years, through the income statement. For goodwill arising prior to 1998, a useful life of 10 years has been adopted for the purposes of the reconciliation. The carrying value of goodwill arising on the acquisition of subsidiaries is reviewed on each balance sheet date on the basis of estimated future profits. If the review indicates a shortfall in the estimated future profits then the goodwill is written down by the amount of the shortfall. Management believes no adjustment to the carrying value is required in the current period.

(2)  Share Capital Not Paid:
     Under Irish GAAP, unpaid share capital is classified as a receivable under current assets. Under US GAAP, share capital receivable should be reported as a reduction to Shareholders' Equity.

(3)  Statement of Comprehensive Income:
     The Company prepares a "Statement of Recognised Gains and Losses" which is essentially the same as the "Statement of Comprehensive Income" required under US GAAP.

(4)  Deferred Set-Up Costs:
     Under Irish GAAP, certain costs arising on the integration of acquired businesses or product lines may be capitalised and amortised over set periods. Under US GAAP, these costs must be expensed in the period in which they occur.

(5)  Pre-Paid Offering Expenses:
     Under Irish GAAP, share issue expenses arising as a result of fundraising activities, where no funds have yet been raised, may be included in prepayments and written off to share premium on the finalisation of the fundraising. Under US GAAP, if the fundraising has suspended for a period of more than 90 days the costs must be expensed to the profit and loss account.

(6)  Sale and Leaseback:
     UnderIrish GAAP, the Company's sale and leaseback transaction was treated as a disposal of assets with the gain on the disposal of US $1,014,080 being credited to the profit and loss in year ended December 31, 1999. Under US GAAP, this amount would be deferred and released to the profit and loss account over the period of the lease (20 years).

(7)  Minority Interests:
     Under Irish GAAP, Minority Interests are included as a portion of Shareholders' Equity. Under US GAAP, Minority Interests are excluded from Shareholders' Equity.

                               TRINITY BIOTECH PLC
  NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. DIFFERENCES BETWEEN IRISH AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)


ESTIMATED CUMULATIVE EFFECT ON                                31 March          31 December
SHAREHOLDERS' EQUITY                                          2000              1999
                                                              US$               US$
Total shareholders' equity before
Minority Interests under Irish GAAP                           29,561,161        22,954,066
[The 2000 amount is after minority interest.]
US GAAP adjustments:
Goodwill                                                      22,399,000        12,943,417
Share capital not paid                                          (348,279)         (419,061)
Adjustment for amortisation of contingent
   consideration                                                    -               26,850
Adjustment for deferred set-up costs                            (491,334)         (536,000)
Adjustment for pre-paid offering expenses                           -             (226,007)
Adjustment for sale and leaseback                             (1,003,939)       (1,014,080)
                                                              ----------        ----------
Shareholders' equity under US GAAP                            40,116,609        33,729,185
                                                              ----------        ----------


EFFECT ON NET PROFIT                                          31 March          31 March
                                                              2000              1999
                                                              US$               US$
Profit on ordinary activities after taxation
   under Irish GAAP                                            1,401,399           902,117
US GAAP adjustments:
Goodwill amortisation                                           (544,417)         (543,876)
Adjustment for sale and leaseback                                 10,141              -
Adjustment for deferred et-up costs                              (44,666)             -
                                                                 -------          --------

Profit under US GAAP                                             822,457           358,241
                                                                 -------          --------

Profit per ordinary share                                          0.026             0.013

Weighted average number of shares                             31,302,057        27,987,106

STATEMENT OF COMPREHENSIVE INCOME

Estimated income under US GAAP                                   822,457           358,241

Currency adjustment                                                  296          (110,296)
                                                               ---------          --------

Comprehensive income for the period                              822,753           247,945


                                   Signatures


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.





                                            TRINITY BIOTECH PLC




                                            /s/Maurice Hickey
                                            -----------------
                                            Maurice Hickey
                                            Chief Financial Officer



                                            August 31, 2000
                                            ---------------
                                                 (Date)